February 27, 2009
VIA FACSIMILE (703.813.6968), OVERNIGHT MAIL, AND EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Era Anagnosti, Division of Corporation Finance

RE:	Paychex, Inc. Form 10-K for the year ended May 31, 2008 Definitive Proxy Statement on Schedule 14A filed August 29, 2008 File No. 000-11330
Dear Ms. Anagnosti:
Paychex, Inc. hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in their letter dated February 13, 2009, with respect to the above-referenced filings. For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.
We appreciate the comment made by the Commission, and will clarify or further enhance our disclosure in our future filings in response to this comment. Our next Definitive Proxy Statement on Schedule 14A will be for the 2009 Annual Meeting of Stockholders and will be filed with the Commission in late August 2009.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 15
Elements of Compensation, page 16
     Annual Officer Performance Incentive Program, page 17
1.	We note in your response to comment 4 of our January 28, 2009 letter that the individual specific goals are not material in determining the amount of the qualitative component of the award. Please describe in greater detail why you believe that these goals are not material. We also note your assertion that disclosure of specific individual goals could cause competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances and explain how this would affect you differently than other companies who disclose targets. Note that under the Item 402(b)(1)(v) Regulation S-K disclosure requirements, a filer must disclose how it determined the amount and formula for each element of compensation. Your response that disclosing target information could cause competitive harm could apply to many registrants. Alternatively, in future filings, please disclose the targets of the qualitative component of the annual incentive compensation.

Era Anagnosti, Division of Corporation Finance

Paychex respectfully submits that there are three (3) independent reasons we believe that disclosure of specific individual goals is not required: (1) because of the subjective nature of the qualitative portion of awards; (2) because the information is not material; and (3) because disclosure would cause investor confusion and result in competitive harm to Paychex.
Paychex’ Officer Performance Incentive Program is comprised of two components: a quantitative component, which comprises the bulk of the potential incentive award, and a qualitative component, which is a small percentage (not exceeding 4%) of the NEO’s overall compensation package. The targets for achievement of the quantitative portion of the award are objective, measurable, financial performance criteria which are established and communicated at the beginning of each fiscal year. As set forth in our February 9, 2009 letter, we will fully disclose those financial targets, as well as whether or not they were achieved, and what the payout for achievement was for all NEOs.
With respect to the qualitative portion of the award, individual-specific goals are established at the beginning of the fiscal year. However, those goals are highly subjective and are not based on quantifiable financial measurements. The Governance and Compensation Committee may determine, at its sole discretion, whether satisfactory achievement has occurred to warrant payout of the qualitative component, even without specific achievement of the pre-established individual goals as, for example, where the business environment changes drastically during the course of the year and adjustments to business strategy are required.
Our basis for determining that the individual-specific goals and their impact on total compensation are not material was made by reference to the total qualitative payout as a percentage of total compensation and, even more markedly, as a percentage of Paychex’ net income. The qualitative portion of the award, by design, never exceeds 4% of an NEO’s total compensation. When compared to the company’s total net income, the issue of materiality is even more dramatic. For fiscal 2008, the highest possible payout of the qualitative portion of the award for our CEO does not exceed 0.013% of net income. For other NEOs, it does not exceed 0.0003% of net income. We do not foresee any situation where disclosure of individual qualitative goals would give rise to a substantial likelihood that a reasonable investor would attach importance on whether to purchase or sell his or her shares in Paychex.
We are also concerned that disclosure of specific individual goals may mislead or confuse investors and/or analysts. Attainment of certain specific individual qualitative goals may be extremely difficult or unlikely, in which case merely disclosing such goals may be misleading or misinterpreted. Failure to attain such goals may be given greater significance by investors or analysts than is warranted. Instead, investors and analysts are provided more complete information and realistic targets in the company’s quarterly guidance.
Although we believe the Commission will agree that the immaterial nature of the qualitative portion of the awards does not necessitate additional disclosure, we would also like to make clear that disclosure of the specific individual qualitative goals would result in competitive harm to Paychex. This is due to the nature of the specific individual qualitative goals that we use. Specific goals include metrics related to the future strategic objectives, priorities and plans of Paychex. In particular, disclosure of individual goals would provide our competitors with specific and detailed information related to long-term and short-term strategies including such topics as product initiatives, market penetration, market forecasts, pricing matters, revenue targets, budget targets, potential acquisitions, personnel matters and other confidential and proprietary information. Access to this

Era Anagnosti, Division of Corporation Finance

information is carefully controlled even within Paychex. Making this information available to competitors would assist them in the marketplace and would be detrimental to Paychex and, ultimately, to our shareholders.
In future filings, we will clarify the subjective nature of the qualitative compensation in addition to addressing its immateriality. We will also clarify that, while specific individual objectives are established at the beginning of each fiscal year, they are not determinative of achievement of the qualitative portion of the performance incentive award.
Paychex, Inc. hereby acknowledges that:
•	Paychex, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Paychex, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any questions, or require additional information, please do not hesitate to contact me.

Sincerely,
/s/ Jonathan J. Judge
Jonathan J. Judge
President and Chief Executive Officer